Exhibit 99.2

Biocodex inks distribution pact with Dr. Reddy’s

to market its flagship products in Romania

Hyderabad, India, November 04, 2015

Dr. Reddy’s Laboratories (NYSE: RDY) has entered into a strategic alliance with Biocodex to market and distribute Biocodex products in the Romanian market.

Biocodex has announced the change in partnership and effective October 1, 2015, Dr. Reddy’s has been given the complete rights for promotion and distribution of the Biocodex products across Romania. Earlier, AKACIA was in partnership with Biocodex for similar distribution pact.

With this new collaboration coming into existence, Dr. Reddy’s will aim to develop the access of the Romanian patients to the Rx portfolio including Biocodex’s well-known OTC products ENTEROL and OTIPAX.

ENTEROL: The ethical pharmaceutical specialty composed of lyophilised Saccharomyces boulardii living cells in a concentration of 250 mg per capsule, or per sachet registered in Romania in packs of 10 capsules and sachets under the trademark ENTEROL.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

About Biocodex : Biocodex is an independent multinational pharmaceutical company, founded in France in 1953. The company’s initial focus was gastroenterology and specifically a unique probiotic discovery, Saccharomyces boulardii, the first probiotic drug of its kind that has a positive effect on the gut’s microflora. Today, Biocodex has transformed itself beyond its probiotic drug roots, expanding its portfolio into a multitude of therapeutic areas, such as: gastroenterology, pediatric, pain management, neurology /psychiatry, otolaryngology and rheumatology. Biocodex operates its own research and development center, housing a diverse team of scientific researchers with a vast array of experience. Biocodex’ scientific teams frequently partner with major universities and research organizations worldwide and are continually involved with some of the most provocative research in medicine today. Biocodex has partnered with healthcare professionals for 60 years with the mission of developing meaningful solutions to today’s challenging healthcare problems. Biocodex has grown into a multinational research and development, manufacturing and commercial enterprise operating in over 110 countries, via a network of 9 subsidiaries, licenses, distributors and licensed retailers. 2014 Biocodex’ consolidated revenue was 235 million euros. The company employs more than 1,000 persons worldwide.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.

OTIPAX: The ethical pharmaceutical specialty presented as an ear drop solution containing phenazone and lidocaine hydrochloride, presented in bottles of 15 ml registered in Romania under the trademark OTIPAX.

Media Contacts:

Biocodex

Caroline Pardon

+33 1 41 24 49 39

c.pardon@biocodex.com

Dr. Reddy’s Laboratories Ltd.

Calvin Printer

+91.40.4900 2121

mediarelations@drreddys.com